UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 5, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FoxHollow Technologies, Inc.

File No. 0-50998 - CF#21962

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ev3 Inc. (successor to FoxHollow Technologies, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information FoxHollow Technologies, Inc. excluded from an Exhibit to a Form 10-Q filed on May 13, 2005.

Based on representations by ev3 Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.14   through March 25, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel